  China Linen Textile Industry, Ltd.

Chengdong Street, Lanxi County

Heilongjiang Province, P.R.C.

March 12, 2010

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:

China Linen Textile Industry, Ltd.

Form 20-F/A for the year ended December 31, 2008

Filed July 30, 2009

Form 20-F/A Shell Company Report

Filed July 14, 2009

File No. 0-51625

Dear Ms. Thompson:

In connection with responding to your comment letter dated February 19, 2010, China Linen Textile Industry, Ltd., a Cayman Islands corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

China Linen Textile Industry, Ltd.

/s/ Gao Ren, Chief Executive Officer